Mail Stop 4561

March 13, 2006

Mr. Richard Eppich
President
Enterra Systems Inc.
11 – 1583 Pemberton Avenue
North Vancouver, British Columbia
Canada V7P 2S4

By U.S. Mail and facsimile to 604-687-6314

> **Re: Enterra Systems Inc**
> **Registration Statement on Form SB-2**
> **Filed February 15, 2006**
> **File No. 333-131869**

Dear Mr. Eppich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Prospectus Summary
Our Business, page 5

1. Please disclose your history of net losses and management's expectation that Enterra will continue to have net losses in the future.

2. Disclose more specifically how Enterra generates revenue. Also do this in the "Description of Business" section that starts on page 21. For example, disclose what hardware you sell and the dollar amount of sales. For example, explain how you price your services. If prices are taken from a price list, please disclose the prices or a sample of the prices. For example, discuss how much revenue has been generated by technical training and whether or not the company views this as an ongoing source of revenue or only with the initial licensing of the software.

Number of Shares Being Offered, page 5

3. State the number of shares offered by this registration statement as a percentage of total outstanding shares.

Summary of Financial Data, page 5

4. Please reconcile the statement in the last sentence of this section: "[w]e expect to require an additional $1,000,000 in financing to continue operations for the next year" with the statements two paragraphs down and on page 29 that your recent financing activities have provided you with the funds needed for the next 12 months.

Risk Factors
Risks related to Our Business, page 6

5. We note the disclosure on page 25 that "[o]ur success depends in large part upon our acquiring new customers" and "[t]o realize the potential of our products, we must expand our marketing." Please add appropriate risk factor disclosure or advise the staff of the reasons for not including it.

6. It would appear to us that there are two additional risks that deserve mentioning. They are the dependency of your business upon the internet functioning efficiently and for your customers to believe that they can rely on it, and the risk of storing critical, sensitive and important corporate data for your customers who will depend upon your performance. For example, please see the penultimate paragraph under, "Target Market for Our Software," on page 24.

7. Revise the heading and body of risk factor 4 to state clearly the possible change of control should C.M.M.G. convert its debt into Enterra stock and exercises its warrants. Also, state the 7,381,594 share amount as a percentage of outstanding shares. Please advise us of any relationship between Enterra or its affiliates and Mr. Cusano prior to October 23, 2002.

8. Please revise the heading of risk factor 10 to more clearly state the risk involved; namely, that Enterra may be unable to continue operations and shareholders would lose their investment.

9. Expand the heading of risk factor 13 to state the risk volatility that you address in the body of the risk factor.

10. Please place like risks together. As risk factors 13 and 15 are similar and related, they should appear together and risk factor 14 should appear after them.

Private Placements and Convertible Credit Facility
Convertible Credit Facility, November 29, 2005, page 13

11. Revise the disclosure pertaining to the November 29, 2005 Convertible Credit Facility of November 29, 2005 so that it is clear and understandable. What is particularly difficult to understand is the concept of the Introduction Fee; what it is and how much might be paid to Mr. Cusano. We note that in the notes to the financial statements it is called a finance fee, and there is no reference to an introduction fee. Are they the same? It is also unclear the total amounts that you are obligated to pay to Mr. Cusano under the November 2005 arrangement. Please revise so that it is clear and understandable.

Directors, Executive Officers, Promoters and Control Persons, page 16

12. We note that you only have one director, not directors. Please revise this section when you are discussing your director, to make the term singular.

Description of Business
Corporate Overview, page 21

13. We note your disclosure on page 22 that you determined your product required a significant overhaul and the first installation of the new version of your software occurred in April 2005. Please tell us whether your software overhaul caused you to incur any obligations to users of the prior software version (e.g. provide free software upgrades, training, etc). If so, please tell us

how you accounted for these obligations during the periods presented in your
financial statements.

Business Overview, page 22

14. In the second paragraph you note that your customers may use your software
without buying it. Explain how the company generates money if customers
do not buy it.

15. In the third paragraph you state that you do not know of another company that
offers technology that can perform the same functions via the internet. This
seems to contradict other disclosures in your prospectus. For example see the
last paragraph under, "Target Market for Our Software," on page 24 and the
first paragraph under "Competition," on page 25. Please advise.

Research and Development, page 26

16. Expand this section to explain whether or not you anticipate continuing
spending on research and development at your historical rate and whether or
not, in your view, is your product as essentially complete or do you believe
that it is still in need of additional research and development. Clarify if the
dollar amounts disclosed in this section include salary. Under "Operating
Expenses," or "General and Administrative" on page 26, explain whether or
not the amounts includes research and development expenses.

Management's Discussion and Analysis
Executive Overview, page 27

17. In the third from the last paragraph in this section you mention that on
October 31, 2005 you had 22 customers. Please update this figure to most
recent practicable date.

Results of Operations for the fiscal years ended October 31, 2005, 2004, and 2003, page
27

18. Please revise your comparison of the result of operations for all periods
presented to provide a more robust discussion of the reasons for the numerical
changes between periods. For example, we note that your number of
customers has increased approximately 38% as of October 31, 2005 compared
to October 31, 2004, while sales increased only 7%. However, no analysis is
provided as to why these figures are not increasing in conjunction with each
other.

19. Please revise your comparison of the result of operations for all periods presented to more clearly align the items you are explaining to the captions used in your financial statements. For example, it is unclear which line items from your statement of operations on page F4 are included in the $411,875 of general and administrative expenses that you discuss on page 28.

20. We note your disclosure on page 28 regarding income taxes. Please tell us the authoritative literature that you relied upon to determine it was appropriate to recognize revenue on a percentage of completion method for income tax purposes.

Market for Common Equity and Related Stockholder Matters, page 31

21. Please advise us whether or not you have any formal or informal agreements or understandings for a market maker to sponsor your securities.

Executive Compensation, page 32
Summary Compensation Table, page 33

22. Please revise footnote 1 of your summary compensation table to clarify whether the amounts provided represent amounts owed as of the end of each fiscal year or whether they represent the cumulative amount owed as of October 31, 2005 for each of the stated periods (i.e. whether the cumulative amount owed at October 31, 2005 for salary is CAD$192,651 or CAD$23,154).

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values Table, page 33

23. Please revise to clarify the paragraph between the two tables on page 33.

24. Please advise the staff of the reasons for not using the $1.15 price or another price to calculate the values of unexercised in-the-money options. At the very least, disclose the exercise prices of the outstanding options.

Financial Statements
General

25. Please revise your filing to include updated interim financial statements as required by Item 310 of Regulation S-B. We may have further comments.

26. Please include an updated consent of the independent auditors in your pre-effective amendment.

Statements of Operations, page F4

27. Please revise your financial statements to state separately the following information:

- net sales of tangible products (gross sales less discounts, returns and allowances), revenues from services, and other revenues;
- cost of tangible goods sold, cost of services, and expenses applicable to other revenues;
- non-operating income;
- non-operating expenses; and
- interest expense

Statement of Stockholders' Deficit, page F5

28. We note that you have recorded a total of $87,965 of finance costs to additional paid in capital since the fiscal year ended October 31, 2003. Please tell us the nature of these costs, the types of financing activities these costs pertained to, and the authoritative guidance you relied upon to record finance costs as a component of Additional Paid-In Capital. Additionally, please revise your filing to disclose your accounting policy for finance costs.

Footnote 2. Summary of Significant Accounting Policies, page F7

29. For each period presented, please revise your stock compensation table on page F10 to include both basic and diluted earnings per share as reported and the amount of stock-based employee compensation cost included in the determination of net income as reported. Refer to paragraph 45(c) of SFAS 123, as amended by SFAS 148.

30. Please revise your footnote on page F10 to describe and quantify the securities that were excluded from the computation of diluted EPS for each of the periods presented because their effect would have been antidilutive. Refer to paragraph 40(c) of SFAS 128.

Footnote 4. Long-term Debt, page F12

31. Please tell us how you considered the guidance in paragraphs 12-16 of SFAS 133 in determining whether the conversion feature embedded in your C.M.M.G. credit facility, as amended, meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.

Footnote 5. Income Taxes, page F13

32. Please revise to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and/or liabilities (before allocation of valuation allowances). Refer to paragraph 43 of SFAS 109.

Footnote 6. Stockholders' Deficit, page F14

33. Please revise your Stock Option plan disclosures beginning on page F15 to provide the following (refer to paragraphs 46-48 of SFAS 123, as amended by SFAS 148):

- a description of employees eligible to participate in the Stock Option plan;
- vesting requirements associated with options granted; and
- range of exercise prices for options outstanding as of October 31, 2005.

34. It appears that you have recognized no stock compensation expense associated with options granted under your Stock Option plan because you consider it to be a noncompensatory plan. If true, please tell us how you considered the criteria of paragraph 7 of APB 25 in determining that your Stock Option plan was noncompensatory. Specifically, please tell us what you consider to be permitted discounts on the grant date.

35. We note your disclosure on page F16 which describes the assumptions you use with the Black-Scholes option pricing model to determine the fair value of stock options. Please revise your filing to more clearly indicate the circumstances in which you use the Black-Scholes option pricing model to determine the fair value of options.

36. As a related matter, please tell us:

- whether the 30,000 options granted during fiscal 2005 and the 26,000 and 320,024 options granted to directors, officers, and consultants during fiscal 2004 and 2003, respectively, were granted as part of the Stock Option plan or some other plan;
- how you determined an estimated volatility of 35% per year; and
- how you determined an expected life of three years when it appears most of your options granted expire five years after the grant date.

37. We note your disclosure on page F14 that during the fiscal year ended October 31, 2005, you issued 24, 712 common shares in lieu of cash payments to employees for wages and bonuses. It appears that the number of shares issued was based upon a fair value of $0.76 per share. You also disclose on

page F17 that subsequent to year-end, another 11,514 common shares were issued in lieu of cash payments for wages and bonuses based upon a fair value of $0.77 per share. Please revise your filing to describe how you determined the fair value of the shares issued.

38. As a related matter, please describe the reasons why the fair value of common shares issued in lieu of cash payments for wages and bonuses is not consistent with price per share of $0.035 paid by investors on October 31, 2005 to acquire 9,552,241 shares.

Signatures, page 41

39. The registration statement must be signed by the company's principal accounting officer or comptroller. If Mr. Eppich is that person, he must be so designated.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or Lisa Haynes at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Financial Analyst

cc: Bernard Pinsky
        Clark Wilson LLP Suite 800
        885 West Georgia Street
        Vancouver, British Columbia
        Canada V6C 3H1